

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 3, 2008

Mr. Paul Genova
Chief Financial Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

     Re: Wireless Telecom Group, Inc.
             Form 10-K for the Year Ended December 31, 2007
             File No. 001-11916

Dear Mr. Genova:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Kevin L. Vaughn
                     Accounting Branch Chief